FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                            Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                            Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 CDG Investments Inc.

                                  (Registrant)

Date May 9, 2005

                                “Barbara O’Neill”

                                                                Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of CDG Investments Inc. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of May, 2005, at 2:00 p.m. (Calgary time) for the following purposes, namely:

1.

to receive and consider the financial statements of the Corporation for the year ended September 30, 2004 and the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving a new Stock Option Plan of the Corporation; and

5.

to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular delivered along with this notice.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on April 11, 2005 (the "Record Date") is entitled to receive notice of and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he or she owns the Shares and demands, not later than ten days before the Meeting, that he or she be entitled to vote such Shares at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary, at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 11th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire"
James Devonshire, President, Chairman and Chief Executive Officer

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of CDG INVESTMENTS INC. (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 2:00 p.m. (Calgary time) on Wednesday, the 18th day of May, 2005, at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JAMES DEVONSHIRE, President, Chairman and Chief Executive Officer of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them,                                                and                                              , as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR       or WITHHOLD FROM VOTING FOR    an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the Information Circular dated April 11, 2005 (the “Circular”);

2.

TO VOTE FOR    or WITHHOLD FROM VOTING FOR    an ordinary resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3.

TO VOTE FOR    or AGAINST         an ordinary resolution approving, with or without variation, the new Stock Option Plan of the Corporation, the full text of which is set forth in the accompanying Information Circular dated April 11, 2004; and

4.

With respect to the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

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                                                                   3

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of

       , 2005.

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

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                                                                4

CDG INVESTMENTS INC.

INFORMATION CIRCULAR

For the Annual General Meeting of Shareholders

to be held on May 18, 2005

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

This Information Circular – Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by the Management of CDG Investments Inc. (the "Corporation" or "CDG") for use at the Annual General Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation to be held at the offices of the Corporation at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, on May 18, 2005 at 2:00 p.m. (Calgary time), and at any adjournment thereof, for the purposes set forth in the Notice of the General Meeting (the "Notice").  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of April 11, 2005.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 11, 2005 (the "Record Date").  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

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                                                                       5

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

Voting Shares And Principal Holders of Common Shares

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 34,753,172 Common Shares were issued and outstanding as fully paid and non-assessable.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

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                                                        6

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a                facsimile, stamped signature) which is restricted as to the      number of Common Shares beneficially                owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need            not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to           submit a proxy should otherwise properly complete the form of proxy and deposit it with CDG                    Investments Inc., Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of April 11, 2005, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

ANNUAL REPORT, Financial Statements AND AUDITORS REPORT

Pursuant to the Business Corporations Act (Alberta), the financial statements of the Corporation for the year ended September 30, 2004 and the Auditors' Report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting for their consideration.  Shareholder approval is not required in relation to the statements.

Shareholders who wish to receive annual or interim financial statements are encouraged to send the enclosed notice in the addressed envelope to the Corporation at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta T2P 0N7.

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                                                                7

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below.  The number of directors to be elected at the Meeting has been fixed at six.  It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated.  All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors.  Management is not currently aware that any such nominees would not be willing to serve as a director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled(2) (3)(4)(5)
James Devonshire Chairman, Chief Executive Officer, President, and Director Calgary, Alberta	Self-employed Chartered Accountant and Management Consultant. Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp. Chairman, CEO and Director of Tyler Resources Inc.	March 30, 1990	1,460,800
Gregory H. Smith Chief Financial Officer and Director Calgary, Alberta	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group – management of private companies.	March 27, 1997	2,171,216
Calvin Fairburn(1) Director Calgary, Alberta	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries.	March 6, 2003	401,200
Robert G. Ingram(1) Director Edmonton, Alberta	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd. and Director and President of First Yellowhead Equities Inc.	September 4, 1981	3,695,091
Kerry Brown Director St. Albert, Alberta	Chairman and Chief Executive Officer of Foundation Equity Corporation, an angel capital company, since it's inception in 1992. Chairman of McCoy Bros. Inc, a TSE listed company since 1995. Chairman of Equitech Corporation and HomeBank Technologies Inc. Director of Innovotech Inc. and First Yellowhead Equities Inc.	February 28, 2005	500,000

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                                                            8

Edward (Roger) Fry(1) Director Phoenix, Arizona

Self-employed businessman who  specializes in private real estate development, finance and syndication. Chairman and Director of Safe Harbour Inc.

and has served as a director on a number of public Boards.

	February 28, 2005	Nil

Notes:

(1)

The Corporation does not have an Executive Committee. Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Messrs. Ingram, Fairburn and Fry.

(2)

Does not include options held by Directors and/or Nominees as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Devonshire	450,000	$0.11	June 4, 2007
Gregory H. Smith	375,000	$0.11	June 4, 2007
Robert G. Ingram	300,000	$0.11	June 4, 2007
Kerry Brown	100,000	$0.33	February 27, 2008
Edward Fry	100,000	$0.33	February 27, 2008

(3)

Mr. Ingram has control or direction over corporations that hold an aggregate of 9,091 share purchase warrants that are exercisable into Common Shares at exercise prices ranging from $0.12 to $0.14 and share purchase warrants that are exercisable into an aggregate of 2,990,000 Common Shares at exercise prices ranging from $0.11 to $0.13.  Mr. Ingram personally holds share purchase warrants that are exercisable into an aggregate of 500,000 Common Shares at exercise prices ranging from $0.11 to $0.13.  See "Interests of Certain Persons and Companies in Material Transactions".

(4)

Mr. Brown owns share purchase warrants that are exercisable into an aggregate of 500,000 Common Shares at exercise prices ranging from $0.11 to $0.13.

(5)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of CDG, has been furnished by the respective nominees.

Audit Committee

Please see the text of the Audit Committee’s Charter attached as Schedule “B”.  The Audit Committee Messrs. Ingram, Fairburn and Fry are all independent directors.

External Auditor Services Fees (By Category)

For the last two fiscal years, the Corporation has paid the following amounts as external auditor service fees:

	Fiscal year ended September 30, 2004	Fiscal year ended September 30, 2003
Audit Fees (1)	$13,200	$15,000
Audit-Related Fees (2)	$2,000	$1,500
Tax Fees	$1,700	$1,500
All Other Fees	-	-

(1)

Includes audit of accounts, review of financial statements, preparation of audit committee report and attendance at audit committee meeting.

(2)

Includes review of Form 20 F.

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                                                   9

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditor

The present auditor of the Corporation, Grant Thornton LLP, Chartered Accountants ("Grant Thornton"), has been the auditor of the Corporation since September 1981 (or their successors).  Grant Thornton will not be reappointed and management of the Corporation proposes the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year.  There have been no disagreements between the Corporation and Grant Thornton, within the meaning of National Instrument 51-102 ("NI 51-102").

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

A copy of the reporting package (the "Reporting Package") that has been filed with regulators as required by NI 51-102 is attached hereto as Schedule "A".  The Reporting Package consists of:

(a)

Change of Auditor Notice;

(b)

Letter from Former Auditor; and

(c)

Letter from Successor Auditor.

Stock Option Plan

The current stock option plan of the Corporation authorizes the directors to grant up to 2,639,800 options to acquire Common Shares.  In order to provide greater flexibility in terms of option grants, the directors have determined to implement a plan to issue options that entitle the holders thereof to acquire up to 10% of the issued and outstanding Common Shares (the "New Option Plan").  The full text of the New Option Plan is attached as Schedule "C" hereto.  The New Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation.

Under the New Option Plan, the aggregate number of shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding shares of the Corporation at the time the options are granted.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one

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                                                            10

individual may not exceed 5% of the total number of outstanding shares of the Corporation.  Options issued pursuant to the New Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed.  The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided however that no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the New Option Plan expire on the earlier of the date of the expiration of the option period noted above and 30 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.  In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.  Options to purchase Common Shares that were previously granted to directors, officers and employees of the Corporation will be deemed to be granted under the New Option Plan. Unless instructed otherwise, the management designees in the accompanying Instrument of Proxy intend to vote FOR the resolution to approve the New Option Plan.

The text of the resolution regarding this matter is as follows:

BE IT RESOLVED THAT:

5.

the stock option plan of the Corporation in the form attached to the management information circular and proxy statement of the Corporation dated April 11, 2005 that authorizes the board of directors of the Corporation to grant options that, in the aggregate, represent up to 10% of the number of issued and outstanding Common Shares outstanding at the time of grant, as amended by the board of directors as required by any stock exchange upon which the Corporation's Common Shares are, or become, listed and posted for trading, is hereby approved; and

6.

any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.

Other Business

Management is not aware of any business to come before the Meeting other than as set forth in the Notice of Meeting.  If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the securities of CDG represented thereby in accordance with their best judgment on such matter.

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                                                        11

GENERAL INFORMATION

Statement Of Executive Compensation

Aggregate Compensation

During the financial year ended September 30, 2004, there were two executive officers of the Corporation who received, in the aggregate, cash remuneration of $24,185.  In respect of the President and Chief Executive Officer of the Corporation, such compensation was paid to his controlled corporation in consideration for consulting services provided and billed on an hourly basis.  An aggregate of $1,080 was paid to a private corporation controlled by the Chief Financial Officer in consideration for his consulting services provided and billed on an hourly basis, in addition to director attendance meeting fees of $1,600.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chairman, President and Chief Executive Officer and to the Corporation's Chief Financial Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary ($)	Bonus ($)	Other (3) Annual Compensation ($)	Securities Under Options/SARS Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
James Devonshire (1) Chairman, President and Chief Executive Officer	2004 2003 2002	24,185 34,000 19,900	Nil Nil Nil	Nil Nil Nil	Nil Nil 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Smith(2) Chief Financial Officer	2004 2003 2002	2,680 500 900	Nil Nil Nil	Nil Nil Nil	Nil Nil 375,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Salary amount represents the annual total of hourly billings from the individual's controlled corporation.

(2)

2004 salary is comprised of an hourly billing from Mr. Smith's controlled corporation in the amount of $1,080 plus directors fees paid for meeting attendance aggregating $1,600.  The 2003 and 2002 amounts represent combined directors fees received for meeting attendance and hourly billings.

(3)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock options or stock appreciation rights were granted to the Named Executive Officers for the financial year ended September 30, 2004.

{F:\00055812.DOC / 6}

                                                        12

Aggregated Option/SAR Exercises During the Year Ended September 30, 2004 and Financial Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2004 and options exercised by the Named Executive Officers during the financial year ended September 30, 2004:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2004 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2004 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

James Devonshire	Nil	Nil	550,000	Nil	Nil	Nil

Gregory Smith	Nil	Nil	475,000	Nil	Nil	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2004 and the exercise price.

No stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended September 30, 2004 have been cancelled or repriced.

Report on Executive Compensation

The Corporation does not have a compensation committee.  The board of directors, as a whole, is responsible for approving all compensation paid by the Corporation to its directors and senior officers.  Mr. Devonshire did not vote with respect to compensation matters affecting him.

The Corporation compensates its executive officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs.  Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of Mr. Devonshire are remunerated at $105 per hour payable to a corporation controlled by Mr. Devonshire for time devoted by him to the Corporation's business.   The consulting services of Mr. Smith are remunerated at $180 per hour payable to a corporation controlled by Mr. Smith for time devoted by him to the Corporation's business.  Mr. Smith is also provided $500 per directors' meeting attended in person and $300 per directors' meeting attended by telephone.  In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officers' level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation levels for the Named Executive Officers are determined in the same manner as for other executive officers.

ABOVE REPORTS SUBMITTED BY THE BOARD OF DIRECTORS:

Gregory Smith
James Devonshire
Calvin Fairburn

Robert G. Ingram

Kerry Brown

Edward Fry

{F:\00055812.DOC / 6}

                                                            13

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between the Corporation and any executive officer.  Other than as disclosed herein, there are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

Compensation of Directors

(a)

Directors’ Fees

The Corporation pays external directors $300 for each meeting attended during the year by telephone and $500 for each meeting attended in person during the year.

(b)

Director’s Options

Each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.  The following table shows the aggregate number of options exercised during the year ended September 30, 2004, the value realized upon exercise of the options, the number of unexercised options held at year end and the year end value of the unexercised options held by directors of the Corporation.

Name	Securities Exercised	Aggregate Value Realized(1) (Cdn$)	Unexercised Options at Year-End Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options at Year-End Exercisable/Unexercisable(2) (Cdn$)
James Devonshire	--	--	550,000/ Nil	Nil/ Nil
Gregory Smith	--	--	475,000/ Nil	Nil/ Nil
Calvin Fariburn	--	--	300,000/ Nil	Nil/ Nil
Robert Ingram	--	--	400,000/ Nil	Nil/ Nil
Kerry Brown	--	--	Nil/ Nil	Nil/ Nil
Edward Fry	--	--	Nil/ Nil	Nil/ Nil

Notes:

(1)

Value is determined by multiplying the number of options exercised by the difference between the exercise price of the options and the market price of the Common Shares on the date the options were exercised.

(c)

Indebtedness of Directors and Officers

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation or any of its subsidiaries at any time.

(d)

Shareholdings of Directors and Officers

Directors of the Corporation hold directly, indirectly or control in aggregate 8,228,307 Common Shares of the Corporation.

(e)

Directors’ and Officers’ Liability Insurance

The Corporation does not currently have any Directors’ and Officers’ Liability Insurance.

Management and Consulting Contracts

Directors and senior officers of the Corporation perform substantially all management functions.  The directors and/or senior officers of the Corporation do not receive any remuneration in their capacity as directors and/or senior officers except as described above under the heading "Compensation of Directors".  Remuneration for the services of James

{F:\00055812.DOC / 6}

                                                          14

Devonshire (Chairman, President and Chief Executive Officer) is paid to his company, Kingslea Financial Corp.  at the rate of $105 per hour.  The Corporation has entered into a consulting contract with Kingslea Financial Corp. that entitles Kingslea Financial Corp. to three months compensation based on remuneration for the three months preceding termination in the event that the consulting contract is terminated without providing requisite notice.

Securities Authorized For Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders(1)	1,475,000	$0.14	564,800

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	1,475,000	$0.14	564,800

Notes:

(1) Stock Option Plan approved by Shareholders at the Annual & Special meeting of the Corporation on March 31, 1998.  See below.

Stock Options

The Corporation currently has a stock option plan (the "Option Plan") for the purpose of providing directors, officers, employees and service providers/consultants with incentives to contribute to the successful operation of the Corporation. The Option Plan provides for the granting of options to acquire a maximum of 2,639,800 Common Shares.  Options to acquire Common Shares may be granted to any director, officer, employee or consultant/service provider of the Corporation or any subsidiary within certain parameters including: the maximum period during which an option may be exercisable is 5 years from the date of grant; the exercise price shall be the five day weighted trading average of the Common Shares immediately prior to grant (as defined in the Option Plan); the total number of Common Shares to be optioned to any one person under the Option Plan cannot exceed 5% of the issued and outstanding Common Shares; and certain adjustments can be made to the number of Common Shares under the option, in the event of a change in control of the Corporation or certain other specified reorganization activities.

Option Grants During the Fiscal Year

During the fiscal year ended September 30, 2004, no stock options were granted to directors and officers of the Corporation.

As of April 11, 2005, the Corporation had outstanding options to purchase an aggregate of 1,475,000 Common Shares, exercisable at prices ranging from $0.11 to $0.33.

Aggregate Options Exercised During the Fiscal Year

The following table sets forth, with respect to the Named Executive Officers, the number of unexercised stock options and the value of in-the-money stock options at September 30, 2004:

{F:\00055812.DOC / 6}

                                                      15

Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Unexercised Options at September 30, 2004 Non-Vested / Vested	Value of Unexercised in-the-Money Options at September 30, 2004 Non-Vested / Vested
James Devonshire	Nil	Nil	- /550,000	Nil / Nil
Gregory Smith	Nil	Nil	- / 475,000	Nil / Nil

Share Purchase Warrants

Mr. Ingram has control or direction over corporations that hold an aggregate of 9,091 share purchase warrants, which are exercisable into Common Shares at exercise prices ranging from $0.12 to $0.14 and an aggregate of 2,990,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.  Mr. Ingram personally holds an aggregate of 500,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.  Mr. Brown owns an aggregate of 500,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.

Indebtness Of Directors And Executive Officers

No director, officer or any associate or affiliate of any such director or officer is, or has at any time since the beginning of the most recently completed financial year of the Corporation, been indebted to the Corporation or any of its subsidiaries; nor is, or has, at any time since the beginning of the most recently completed financial year of the Corporation, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interests Of Informed Persons In Material Transactions

There were no material interests, direct or indirect, of directors of executive officers of the Corporation, or any person or company who beneficially owns more than 10% of the outstanding Common Shares (or any director or executive officer of any such person or company), in any transaction since the commencement of the last fiscal year which has or would materially affect the Corporation.

Interest of Certain Persons and Companies In Matters To Be Acted On

Except as disclosed in this Information Circular, to the knowledge of the Corporation, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2004 financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

As discussed under the heading "Election of Directors", Mr. Ingram has control or direction over corporations that hold an aggregate of 9,091 share purchase warrants, which are exercisable into Common Shares at exercise prices ranging from $0.12 to $0.14 and an aggregate of 2,990,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.  Mr. Ingram personally holds an aggregate of 500,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.  Mr. Brown owns an aggregate of 500,000 share purchase warrants which are exercisable into Common Shares at exercise prices ranging from $0.11 to $0.13.

{F:\00055812.DOC / 6}

                                                                16

Additional Information

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.  Financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended September 30, 2004.  Upon request, the Corporation will promptly provide a copy of any document posted on SEDAR to a shareholder free of charge.

DIRECTORS' APPROVAL

The contents and delivery of this Information Circular has been approved by the Board of Directors.

CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 11, 2005

“James Devonshire”

                                                “Gregory Smith”

 James Devonshire

                                                 Gregory Smith

 Chief Executive Officer

                                                 Chief Financial Officer

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                                                                17

SCHEDULE "A"

REPORTING PACKAGE – CHANGE OF AUDITORS

ITEM 1:	Change of Auditors Notice
ITEM 2:	Letter from Former Auditor confirming the Notice of Change of Auditors
ITEM 3:	Letter from Successor Auditor confirming the Notice of Change of Auditors

{F:\00055812.DOC / 6}

A-1

INVESTMENTS INC.

Suite 500, 926 - 5 Avenue S.W.
Calgary, Alberta CANADA T2P 0N7
TEL: (403) 233-7898
FAX: (403) 266-2606

CHANGE OF AUDITOR NOTICE

TAKE NOTICE THAT GRANT THORNTON LLP has resigned as Auditor of the Corporation at its own initiative by notice dated April 11, 2005, such resignation to be effective April 11, 2005.

There have been no reservations in the Auditor's reports at any time.

The Resignation was approved by the Audit Committee and the Board of Directors, who recommended the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as successor auditors.

There were no reportable events cited by the Auditor and the Corporation is not aware of any reportable events and is of the opinion that none exists.

DATED this 11th day of April, 2005

CDG INVESTMENTS INC.

JAMES DEVONSHIRE
Chairman, President and Chief Executive Officer

{F:\00055812.DOC / 6}

A-2

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

April 11, 2005

TO: the Securities Commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Nova Scotia

Dear Sirs/Mesdames:

Re: CDG Investments Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have been provided with the enclosed notice, dated April 11, 2005, with respect to our replacement as the Auditor of the Company. Based on the information available to us, we agree with the information contained in the attached notice.

We understand that the Notice of Change of Auditor along with this letter will be provided to the Company's registered shareholders.

Yours truly,

(Signed) "Grant Thornton LLP"

Chartered Accountants
Calgary, Alberta

Suite 1000
112 – 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Canadian Member of Grant Thornton International

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

April 11, 2005

To the Securities Commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Nova Scotia

Dear Sirs/Mesdames:

Re: CDG Investments Inc. – Change of Auditor

We have read the statements made by CDG Investments Inc. in the attached copy of Change of Auditor Notice dated April 11, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the notice sent to us by the above-noted company dated April 11, 2005. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SCHEDULE "B"

CDG INVESTMENTS INC.

AUDIT COMMITTEE CHARTER

1.

Establishment of Audit Committee: The directors of the Corporation (the "Directors") hereby establish an audit committee (the "Audit Committee").

2.

Membership: The membership of the Audit Committee shall be as follows:

(a)

The Audit Committee shall be composed of three members or such greater number as the Directors may from time to time determine.

(b)

The majority of the members of the Audit Committee shall be independent Directors.

(c)

Each member of the Audit Committee shall be financially literate. For purposes hereof "financially literate" has the meaning set forth under NI 52-110 (as amended from time to time) and currently means the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the Corporation's financial statements.

(d)

Members shall be appointed annually from among members of the Directors. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a Director of the Corporation.

3.

Oversight Responsibility: The external auditor is ultimately accountable to the Directors and the Audit Committee, as representatives of the shareholders and such shareholder's representatives have the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in any management information circular and proxy statement). The external auditor shall report directly to the Audit Committee and shall have the responsibilities as set forth herein.

4.

Mandate: The Audit Committee shall have responsibility for overseeing:

(a)

the accounting and financial reporting processes of the Corporation; and

(b)

audits of the financial statements of the Corporation.

In addition to any other duties assigned to the Audit Committee by the Directors, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of the Corporation to review all financial statements of the Corporation which require approval by the Directors, including year end audited financial statements. Specifically, the Audit Committee shall have authority and responsibility for:

(a)

reviewing the Corporation's financial statements and MD&A before the information is publicly disclosed;

(b)

overseeing the work of the external auditors engaged for purpose of preparing or issuing , an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(c)

reviewing annually and recommending to the Directors:

(i)

the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; and

(ii)

the compensation of the external auditors.

(d)

discussing with the external auditor:

(i)

the scope of the audit, in particular their view of the quality of the Corporation's accounting principles as applied in the financials in terms of disclosure quality and evaluation methods, inclusive of the clarity of the Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of the Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure reviewed by the auditors;

(ii)

significant changes in the Corporation's accounting principles, practices or policies; and

(iii)

new developments in accounting principles, reporting matters or industry practices which may materially affect the Corporation.

(e)

reviewing with the external auditor and the Corporation's senior financial management the results of the annual audit regarding:

(i)

the financial statements;

(ii)

MD&A and related financial disclosure contained in continuous disclosure documents;

(iii)

significant changes, if any, to the initial audit plan;

(iv)

accounting and reporting decisions relating to significant current year events and transactions;

(v)

the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and

(vi)

any other matters relating to the conduct of the audit, including such other matters which should be communicated to the Audit Committee under Canadian generally accepted auditing standards.

(vii)

the Corporation's fraud risk assessment and anti-fraud controls.  Obtain confirmation from senior management and the external auditor whether they are aware of any instances of fraud.

(f)

reviewing and discussing with the Corporation's senior financial management and, if requested by the Audit Committee, the external auditor:

(i)

the interim financial statements;

(ii)

the interim MD&A; and

(iii)

any other material matters relating to the interim financial statements, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies.

(iv)

the Corporation's fraud risk assessment and anti-fraud controls.  Obtain confirmation from senior management and the external auditor whether they are aware of any instances of fraud.

2

(g)

receipt from external auditor of a formal written statement delineating all relationships between the auditor and the Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, and also ensuring that no relationship or services between the external auditor and the Corporation is in existence which may affect the objectivity and independence of the auditor or recommending appropriate action to ensure the independence of the external auditor.

(h)

pre-approval of all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditors or the external auditors of the Corporation's subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit committee.

(i)

reviewing and discussing with the external auditors and senior financial management: the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above.

(j)

establishing and reviewing procedures for:

(i)

receipt, retention and treatment of complaints received by the Corporation and its subsidiary entities regarding internal accounting controls, or auditing matters;

(ii)

confidential anonymous submission by employees of the Corporation and its subsidiary entities of concerns regarding questionable accounting or auditing matters or fraud; and

(iii)

hiring policies regarding employees and former employees of present and former external auditors of the Corporation and its subsidiary entities.

(k)

reviewing with the external auditor, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

(l)

review with the Chief Financial Officer and the Chief Executive Officer of the Corporation their respective disclosures made to the Committee during the certification process as required by Multilateral Instrument 52-109, including:

(i)

any significant deficiencies or material weakness in the design or operation of internal controls;

(ii)

any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

(iii)

any other obligations arising from certification; and

(iv)

any significant changes in the internal controls.

(m)

reviewing and/or considering that, with regard to the previous fiscal year,

(i)

management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

3

(ii)

the external auditors and the Audit Committee have discussed the external auditors' judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;

(iii)

the Audit Committee, on its own (without management or the external auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

(iv)

in reliance on review and discussions conducted with senior financial management and the external auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects and that the financial statements fairly reflect the financial condition of the Corporation.

(n)

investigating fraud, illegal acts or conflicts of interest.

5.

Administrative Matters: The following general provisions shall have application to the Audit Committee:

(a)

A quorum of the Audit Committee shall be the attendance of a majority of the members thereof. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee.

(b)

Any member of the Audit Committee may be removed or replaced at any time by resolution of the Directors of the Corporation. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all their powers so long as a quorum remains.  Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual meeting of shareholders next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed.

(c)

The Audit Committee may invite such directors, officers and employees of the Corporation or affiliates thereof as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor is to appear before the Audit Committee when requested to do so by the Audit Committee.

(d)

The time and place for the Audit Committee meetings, the calling and the procedure at such meetings shall be determined by the Audit Committee having regard to the Articles and By-Laws of the Corporation.

(e)

The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie. In the absence of the Chair, the other members of the Audit Committee shall appoint a representative amongst them to act as Chair for that particular meeting.

(f)

Notice of meetings of the Audit Committee may be given to the independent auditor and shall be given in respect of meetings relating to the annual audited financial statements. The independent auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the independent auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the external auditor believes should be brought to the attention of the Directors or shareholders of the Corporation.

4

(g)

The Audit Committee shall report to the Directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the Directors of the Corporation may from time to time refer to the Audit Committee.

(h)

The members of the Audit Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of the Corporation and its affiliates, and to discuss such books and records that are in any way related to the financial position of the Corporation with the directors, officers, employees and independent auditor of the Corporation and its affiliates.

(i)

Minutes of the Audit Committee meetings shall be recorded and maintained. The Chair of the Audit Committee will report to the Directors on the activities of the Audit Committee and/or the minutes of the Audit Committee meetings will be promptly circulated to the Directors or otherwise made available at the next meeting of Directors.

(j)

The Audit Committee shall, upon the approval of the Directors, adopt a formal written charter, which sets out the Audit Committee's responsibilities, the way they should be implemented and any other requirement such as membership and structure of the Audit Committee. The Audit Committee shall review and reassess the adequacy of the charter on an annual basis.

(k)

The Audit Committee shall ensure and/or consider that, with regard to the previous fiscal year,

(i)

management has reviewed the Corporation's audited financial statements with the Audit Committee, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the financial statements;

(ii)

the external auditor and the Audit Committee have discussed the independent auditor's judgments of the quality of the accounting principles applied and the type of judgments made with respect to the Corporation's financial statements;

(iii)

the Audit Committee, on its own (without management or the independent auditors present), has considered and discussed all the information disclosed to the Audit Committee from the Corporation's management and the external auditor; and

(iv)

in reliance on review and discussions conducted with management and outside auditors, the Audit Committee believes that the Corporation's financial statements are fairly presented in conformity with Canadian Generally Accepted Accounting Principles (GAAP) in all material respects.

(l)

                The Audit Committee shall have the authority to:

(i)             engage independent counsel and other advisors or consultants as it determines necessary to carry out its duties;

(ii)             set and pay the compensation for any advisors employed by the Audit Committee; and

(iii)            communicate directly with the internal (if any) and external auditors.

5

SCHEDULE "A"

CDG INVESTMENTS INC.

STOCK OPTION PLAN

1.

The Plan

A stock option plan (the "Plan"), pursuant to which options to purchase common shares, or such other shares as may be substituted therefor ("Shares"), in the capital of CDG Investments Inc. (the "Corporation") may be granted to the directors, officers and employees of the Corporation and to consultants retained by the Corporation, is hereby established on the terms and conditions set forth herein.

2.

Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and consultants retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.

Administration

(a)

This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as defined in paragraph 3(d) below), all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan.  All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation.  Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(d)

Options to purchase the Shares granted hereunder ("Options") shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

4.

Shares Subject to Plan

(a)

Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Shares of the Corporation.  Whenever used herein, the term "Shares" shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

{F:\00055812.DOC / 6}

                                                                A-1

(b)

The aggregate number of Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent (10%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the Corporation's obligations under all outstanding Options granted pursuant to this Plan.

6.

Eligibility and Participation

(a)

The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i)

directors of the Corporation;

(ii)

officers of the Corporation;

(iii)

employees of the Corporation;  and

(iv)

consultants retained by the Corporation, provided such consultants have performed and/or continue to perform services for the Corporation on an ongoing basis or are expected to provide a service of value to the Corporation;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b)

The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c)

The Corporation represents that, for any Options granted to an officer, employee or consultant of the Corporation, such Participant is a bona fide officer, employee or consultant of the Corporation.

7.

Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Shares may be acquired upon the exercise of such Option provided that such exercise price shall not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the Shares are then listed.  In addition, the exercise price of an Option must be paid in cash.  Shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an insider (as defined in the Securities Act (Alberta)) of the Corporation at the time of the proposed amendment.

                                                                    A-2

8.

Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis) in any 12 month period (and, in the case of consultants and persons retained to perform investor relation activities, shall not exceed two percent in any 12 month period) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are listed to exceed such threshold.  The Corporation shall obtain shareholder approval for grants of Options to insiders (as defined in the Securities Act (Alberta)), of a number of Options exceeding 10% of the issued Shares, within any 12 month period.

9.

Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted and Sections 11, 12 and 16 below, provided that:

(b)

no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(c)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(d)

the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(e)

any Options granted to any Participant must expire within 90 days after the Participant ceases to be a Participant, and within 30 days for any Participant engaged in investor relation activities after such Participant ceases to be employed to provide investor relation activities.

10.

Method of Exercise of Option

(a)

Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or consultant of the Corporation.

(b)

Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)

Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta.

(i)

a written notice expressing the intention of such Participant (or his legal, personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii)

a cash payment, certified cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

                                                                A-3

(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares in respect of which the Option has been duly exercised.

11.

Ceasing to be a Director, Officer, Employee or Consultant

If any Participant shall cease to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be) for any reason other than death or permanent disability, his Option will terminate at 4:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and 60 days after the date such Participant ceases to hold the position or positions of director, officer, employee or consultant of the Corporation as the case may be, and ceases to actively perform services for the Corporation.  An Option granted to a Participant who performs Investor Relations services on behalf of the Corporation shall terminate on the date of termination of the employment or cessation of services being provided and shall be subject to Exchange policies and procedures for the termination of Options for Investor Relations services. For greater certainty, the termination of any Options held by the Participant, and the period during which the Participant may exercise any Options, shall be without regard to any notice period arising from the Participant's ceasing to hold the position or positions of director, officer, employee or consultant of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation, as the case may be.

12.

Death or Permanent Disability of a Participant

In the event of the death or permanent disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death or permanent disability of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)

by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b)

to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13.

Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14.

Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

A-4

15.

Adjustments

(a)

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)

Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16.

Change of Control

Notwithstanding the provisions of section 11 or any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, "change of control of the Corporation" means and shall be deemed to have occurred upon:

(a)

the acceptance by the holders of Shares of the Corporation, representing in the aggregate, more than 50 percent of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; or

(b)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation's then outstanding Shares; or

(c)

the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)

individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

                                                               A-5

17.

Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be non-transferable and non-assignable unless specifically provided herein.  During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18.

Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan.  The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

19.

Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20.

Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21.

Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22.

Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta (Attention: The Chairman); or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23.

Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

24.

Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

                                                                A-6

CDG Investments Inc.

     2004 Annual Report

President's Message

CDG is an investment company with holdings in four mineral exploration companies.

Bahuerachi-Tyler Resources Inc.

CDG owns approximately 13,800,000 shares, or approximately 18% of Tyler Resources Inc. This investment is the core asset of the Company. The consolidation of the Bahuerachi property in a period of improved copper prices and market conditions led to a significant financing. This in turn was followed by an exploration program that dramatically expanded the potential for the Bahuerachi property. The Company will continue to build on this foundation for success.

The drilling program and related mapping and surface work in the spring of 2004 were significant in several respects. Drilling demonstrated continuity between surface results and mineralization at depth, and confirmed the presence of significant high grade zones. Further extensive surface work indicated the presence of a large system with numerous drill targets. At the conclusion of this program, the management team believes that Bahuerachi is a prospect with world class potential.

Tyler's strategy for the upcoming year is to build on its knowledge of Bahuerachi. The next exploration program, which started in October 2004, has several objectives. In addition to further delineation and extension of the known high grade zones to an area in excess of one kilometer in length, drilling will also test the larger lower grade porphyry body. Further surface work will be designed to establish drill targets outside the areas with currently established mineralization. Targets outside the main mineralized area, identified during the 2004 program, will also be drill tested.

Tyler has the project, the people, and the program to make 2005 a very exciting year.

Northern Abitibi Mining Corporation

CDG owns approximately 21% of Northern Abitibi Mining Corp. Northern Abitibi is looking to the coming year with great anticipation. A replenished treasury will allow the Company to continue negotiations on a number of pending property acquisitions and review other promising early stage exploration projects.

Northern Abitibi's current short-term plans are to aggressively pursue acquisitions of two early stage, drill ready projects centered on gold and silver. Finalizing property agreements on these projects will allow the company to conduct first pass exploration programs, including drilling, by summer's end.

Increased activity in Quebec in the Douay area is also a positive development for Northern Abiliti. Vior Inc. is currently proceeding with a significant drilling program on its Douay West project, where gold mineralization has previously been identified within a few hundred meters of the Company's Douay NW project, which is held in Joint Venture with Vior and Soquem. Positive results from that exploration program may stimulate exploration plans for Northern Abitibi's Joint Venture.

Manson Creek Resources Ltd.

CDG owns approximately 25% of Manson Creek Resources Ltd.

The recently completed financing of the Company and the resulting positive working capital position provides Manson Creek with the opportunity to grow in a positive capital market environment.

The upcoming year will see activity that builds on last year's accomplishments by continuing to advance the CR Project in British Columbia. The CR Project, with a planned summer drill program, will be the cornerstone project. The existing geochemical and geophysical grids will be expanded and infill lines are to be added in order to refine the copper anomalies outlined in the 2004 program. Diamond drilling will examine several new zones of anomalous copper values identified in last year's exploration program and test areas containing historic anomalous copper intercepts.

Manson Creek will continue to review and acquire projects deemed to have potential for significant economic discoveries. Projects being evaluated range from grassroots projects to those further along in the exploration cycle. Based on results, one to two new projects should be added to the company this year. In its search for new projects, Manson Creek is guided by what is practical and economical; the focus will remain, but not be limited to, British Columbia and the Yukon.

Golden Band Resources Inc.

CDG owns approximately 16% of Golden Band. Although Golden Band has a delineated resource base approaching one million ounces of gold, the intrinsic value of the Company has likely not been recognized by the market. The Company is optimistic that the intrinsic value of this investment will be realized in the future.

Outlook

CDG's shares have traded for the past year at a level of 50%-60% of the Company's per share net asset value. It is management's primary objective in 2005 to address this situation.

Respectfully submitted on behalf of the Board of Directors

James Devonshire President

April 11, 2005

Management's Discussion & Analysis of

Financial Conditions & Results of Operations

September 30, 2004

1) Principal Business of the Company

The Company's business consists of holding investments in primarily mineral exploration companies. It has significant holdings, (greater than 20%), four mineral exploration companies and is able to exercise significant influence over the operating decisions of three of these investees. The Company's investment policy, as it pertains to these mineral exploration company investments, can be described as "buy-and-hold." If management determines at any time that greater value can be realized by selling an investment than maintaining it, the Company will dispose of the investment. The Company may also, from time to time, acquire less significant holdings in companies that hold the possibility for relatively short-term gains.

The mineral exploration companies in which the Company invests do not have near-term sources of operating income. Their value and potential to increase in value are solely attributable to the perceived value of their exploration property holdings. The Company's significant investments, percentage interest held by the Company and the location of the investees' significant exploration properties as at September 30, 2004 are summarized below:

	Percentage	Mineral property	Prospective
Investee	interest	locations	minerals
Tyler Resources Inc.	21%	Mexico, Saskatchewan	Copper, gold
Golden Band Resources Inc.	25%	Saskatchewan	Gold
Manson Creek Resources Ltd.	36%	Yukon, British Columbia	Silver, lead, zinc, copper
Northern Abitibi Mining Corp.	29%	Labrador, Quebec	Gold, nickel

Although the Company holds greater than 20% of the issued and outstanding common shares of Golden Band, the investment is carried on the cost basis as the Company does not have significant influence over operating decisions and does not have a significant presence on the board of directors. The remainder of the investments summarized in the above table, are accounted for on the equity basis, as the Company shares certain common officers and directors and exercises significant influence over the operating decisions of these companies.

2) Operating Results

Year ended September 30, 2004 compared to the year ended September 30, 2003

The Company had net earnings of $870,000 in the year ended September 30, 2004 versus a loss of $805,000 in the comparative period. The more significant contributing income items were the gain on sale of interest in Waddy Lake Resources Inc., (Waddy), gain on sale of investments and gain on dilution of investments recognized in the fiscal 2004 period, (total income amount of $2,184,000). In the comparative period a gain on sale of the Jolu Mill contributed $554,000 to total earnings. The gain on sale of investments in the current period related primarily to the sale of 2,917,000 Golden Band shares for a gain of $344,000. Approximately $21,000 of the gain pertained to the sale of 1,100,000 shares of Aloak. The current period dilution gain pertained to the Company's investment in Tyler Resources Inc. The Company's interest in Tyler was diluted by 5% when Tyler completed a significant private placement at a share price of $.25 per share when the Company's average carrying value of the investment was $0.06 per share. There was a $1.3 million gain on sale of 49% of the Company's 100% interest in Waddy due to the fact that the Company had consolidated a significant deficit position in Waddy prior thereto.

The prior period gain on sale of Jolu Mill related to the Company's final divestment of Saskatchewan mineral property assets. The mill had been written-down to $1 during an extended period of declining mineral prices and was sold during a more buoyant market.

Equity in loss of investees increased $673,000 due primarily to the Company's $695,000 share of Northern Abitibi Mining Corp.'s loss for the period. Northern Abitibi had written-off its mineral properties during the current year resulting in a significant loss.

     Management's Discussion & Analysis of

Financial Conditions & Results of Operations

September 30, 2004

2) Operating Results (continued)

Debenture interest in the current period increased $28,000 over the prior period. Debentures aggregating $287,500 were issued December 16, 2002 and debentures aggregating $262,500 were issued July 8, 2003. Hence the comparative period interest relates only to the part of 2003 that the debentures were outstanding. The current period interest relates to the full $550,000 of debentures for a full year.

In the current year there was a write-down of investments in the amount of $104,000. The Company's investment in Northern Abitibi was written-down to market value at March 31, 2004 due to a prolonged low share price that was considered to be other than temporary. The prior year's investment write-down pertained to Aloak shares.

During the current year mineral property and equipment was written-down by $22,000. The write-down pertained primarily to the Bahuerachi property that was written-down to its approximate fair value of $800,000 before it was sold to Tyler Resources. In the comparative period, the Company recorded reclamation expense of $46,000 regarding outstanding road reclamation that was not assumed by the purchaser of the Saskatchewan mineral properties.

Revenue increased approximately $3,000 over the comparative period. Increased average cash balances resulted in greater interest income

General and administrative expenses declined $40,000 from the comparative period. The more significant variances in the individual categories that comprise the total are as follows:

	2004	2003	Expense
			Increase
			(Decrease)

Procon legal costs	$67,851	$25,035	$42,816	1

Jolu Mill lease and insurance costs	-	52,815	(52,815)	2

Gerle Gold legal costs	107	13,310	(13,203)	3

Other expenses in aggregate	196,174	212,522	(16,348)

Total General and Administrative	$264,132	$303,682	$(39,550)

1.	A renewed legal effort was made during the current period to settle the Procon Lawsuit, culminating in a settlement described in note 8 to the financial statements of the Company. There should be no further related legal costs.

2.	Prior to the sale of the Jolu Mill the Company was responsible for lease and insurance costs associated with the Jolu Mill. Effective with the sale in February, 2003, these costs ceased, hence there are no costs in fiscal 2004.

3.	A lawsuit with Gerle Gold regarding the ownership of a mineral property was completed in fiscal 2003, having been settled in favour of Gerle Gold. There was a small disbursements billing in fiscal 2004, however there will be no further legal costs regarding this issue.

3) Liquidity and Capital Resources

The Company's working capital position at September 30, 2004 is $159,000, (September 30, 2003 - $78,000). There had been a significant payable to related parties at September 30, 2003 of $59,000. The most significant component of this balance was $56,000 owing to Tyler Resources for the Company's share of Bahuerachi, Mexico costs that were paid in the current year. The sale of the Company's remaining interest in Bahuerachi during the year ended September 30, 2004 terminated the Company's obligation to fund future Bahuerachi exploration costs. There were net mineral property and equipment cash expenditures during the current period of $70,000 including the payment of the prior year's $56,000 payable. There should be no further mineral property costs now that all properties have been sold.

 Management's Discussion & Analysis of

Financial Conditions & Results of Operations

 September 30, 2004

4) Liquidity and Capital Resources (continued)

The excess of proceeds on the sale of investments over the purchase cost of investments in the current year contributed $293,000 to cash and working capital during the year. This included $200,000 received pursuant to the legal settlement described in note 8 to the financial statements. Legal costs of $68,000 associated with achieving this settlement were paid during the current year. These legal costs, which are included in cash operating expenses during the year ended September 30, 2004, explain the increase in cash operating expenses compared to the 2003 fiscal year. The receipt from Tyler Resources in payment of the notes receivable contributed $25,000 to the treasury during the year ended September 30, 2004. Interest in the amount of $33,000 was paid on the debentures during the current year.

Subsequent to year-end the Company sold 779,500 shares of Golden Band Resources for proceeds of $209,000 and exercised warrants to acquire a further 592,202 shares in Golden Band at a cost of $118,000, for a net contribution to treasury of $91,000. Further, the Company sold its entire investment in RSX Energy Inc. for proceeds of $122,000. The investment in RSX comprised the total marketable securities amount included in current assets on the Balance Sheet at September 30, 2004.

The Company has an investment portfolio that at September 30, 2004 had a fair value of $7,600,000. Fair values are based on market quotes and may not represent actual proceeds should these investments be sold. However, the Company has ample opportunities to generate more cash and working capital through the sale of investments in an amount sufficient to fund future operations.

The receipt of the remaining $600,000, provided for in the legal settlement discussed in note 8 to the financial statements, over the following three years would improve the Company's financial position even more. However, at this point the Company cannot conclude about the future collectibility of these amounts.

5) Outlook

Management is currently investigating a reorganization that would help shareholders to realize the significant value that has accumulated in their Company.

6) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

CDG INVESTMENTS INC.

Consolidated Financial Statements

September 30, 2004

Auditors' Report

To the Shareholders of CDG Investments Inc.

We have audited the balance sheets of CDG Investments Inc. as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Grant Thornton LLP"

Calgary, Alberta	Grant Thornton LLP
December 2, 2004	Chartered Accountants

CDG Investments Inc. Consolidated Balance Sheets

September 30		2004	2003

		(Note 1)

	ASSETS
CURRENT
Cash and cash equivalents		$181,241	$238,467
Accounts receivable		25,905	25,727
Due from related parties		18,896	35,052
Prepaids and deposits		53,038	13,401
Marketable securities (fair value - $106,000)		74,700	-
Demand notes receivable from related party Note 3		-	24,991

		353,780	337,638

INVESTMENTS Note 4		2,865,048	2,396,457
RECLAMATION DEPOSIT Note 5		-	45,500
MINERAL PROPERTIES Note 6		-	800,000
CAPITAL ASSETS		-	7,698

		$3,218,828	$3,587,293

        LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$ 195,081	$200,618
Due to related parties	-	59,259

	195,081	259,877
CONVERTIBLE DEBENTURES Note 7	517,375	491,275
WADDY LAKE LIABILITYNote 8	-	1,154,133
RECLAMATION LIABILITY	-	46,000

	712,456	1,951,285

	SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 9
Authorized Unlimited number of shares without nominal or par value
Issued 28,154,081 common shares (Sept.2003 -28,154,081)	42,644,074	42,644,074
EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 7	72,000	72,000
CONTRIBUTED SURPLUS	172,594	172,594
DEFICIT	(40,382,296)	(41,252,660)

	2,506,372	1,636,008

	$ 3,218,828	$3,587,293
On behalf of the Board

"Gregory Smith"		"James Devonshire"
	Director		Director
Gregory Smith		James Devonshire

See accompanying notes to the financial statements.

2

CDG Investments Inc.

Consolidated Statements of Operations and Deficit

Years Ended September 30                                                                                                                                            2004                                          2003

	(Note 1)
REVENUE
Interest	$7,612	$7,690
Recovery of indirect costs and other	16,484	13,446

	24,096	21,136

EXPENSES AND OTHER
General and administrative	264,132	303,682
Debenture interest	59,100	30,601
Equity in loss of investees	888,856	216,397
Gain on disposal of investments	(370,669)	-
Gain on dilution of equity investment	(459,300)	-
Write-down of investments	104,000	472,780
Amortization and depreciation	-	2,503

	486,119	1,025,963

LOSS BEFORE THE FOLLOWING	(462,023)	(1,004,827)
OTHER
Gain on sale of interest in
Waddy Lake Resources Inc. Note 8	1,354,416	-
Gain on sale of Jolu Mill Note 10	-	554,487
Write-down of mineral property and equipment	(22,029)	(300,754)
Loss on disposal of assets	-	(7,573)
Site restoration provision	-	(46,000)

NET EARNINGS (LOSS)	870,364	(804,667)

DEFICIT, beginning of year	(41,252,660)	(40,447,993)

DEFICIT, end of year	$(40,382,296)	$(41,252,660)

EARNINGS (LOSS) PER SHARE
Basic	$0.03	$(0.03)

Diluted Note 11	$0.03	$(0.03)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	28,154,081	28,154,081

Diluted Note 11	34,154,081	28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Cash Flows

Years Ended September 30	2004	2003

	(Note 1)

Increase (decrease) in cash and cash equivalents

Operating activities
Interest and other income received	$24,096	$21,136
Cash operating expenses	(296,941)	(246,558)

	(272,845)	(225,422)

Investing activities
Notes receivable	24,991	(24,991)
Mineral property and equipment expenditures	(70,192)	(76,830)
Purchase of investments	(617,551)	-
Proceeds on disposal of mineral properties	-	7,500
Proceeds on disposal of investments	911,371	1,202

	248,619	(93,119)

Financing activities
Debenture proceeds	-	550,000
Debenture interest paid	(33,000)	(17,326)

	(33,000)	532,674

Increase (decrease) in cash and cash equivalents	(57,226)	214,133

Cash and cash equivalents

Beginning of year	238,467	24,334

End of year	$181,241	$238,467

Supplementary Information:
Income taxes and interest

The Company expended $18,700 in cash on income taxes during the year ended September 30, 2004, ($Nil -September 30, 2003).

Interest paid during the respective years is reflected above as debenture interest paid.

Non-cash transactions

The Company sold its last remaining mineral property interest during the year ended September 30, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000 - see note 6.

During the year ended September 30, 2004, the Company exchanged its 350,000 shares of Jolu Development Corp. ("JDC"), for 1,116,667 common shares of Golden Band Resources Inc. The transaction was recorded at the carrying value of the JDC shares which approximated the fair value of the Golden Band shares on the exchange date.

During the year ended September 30, 2003, the Company sold the Jolu Mill and equipment for non-cash consideration as described in note 10 to the financial statements.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

1 . Nature of Operations

The Company's business consists of holding investments in primarily mineral exploration companies. Four of the companies in which it invests represent significant investments, (greater than 20% interest), and the Company is able to exercise significant influence over three of these companies. In addition the Company has less significant holdings in various companies which it may buy and sell from time to time as market conditions dictate. The sale of the Bahuerachi, Mexico property interest in the year, (note 6), marked the end of the Company's former business of mineral exploration.

Effective April 30, 2004, the company surrendered effective control of its wholly-owned subsidiary, Waddy Lake Resources Inc. ("Waddy"), when it sold 49% of its investment and turned over all operating decisions to the acquirer. As a result, effective April 30, 2004, the Company ceased to consolidate Waddy. Waddy was inactive during the current and previous fiscal year. Waddy's earnings and cash flows in both the period ended April 30, 2004 and the year ended September 30, 2003 were insignificant. The only significant Waddy balance sheet item that was included in the consolidated balance sheet at September 30, 2003 was the liability discussed in Note 8.

2 . Summary of Significant Accounting Policies

Principles of Consolidation

During the year ended September 30, 2003 these consolidated financial statements included the accounts of the Company, and the 100% owned subsidiaries, GR Capital Corporation and Waddy Lake Resources Inc. GR Capital Corporation was wound-up into the Company effective September 30, 2003. Effective April 30, 2004, the Company surrendered control of Waddy Lake Resources Inc. and ceased to include its accounts in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include bank and brokerage deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

Mineral Properties

All costs relating to the exploration and development of mineral properties were capitalized on an area of interest basis. When an area of interest was abandoned, or management determined that there was a permanent and significant decline in value, the related accumulated costs were charged to operations. The Company reviewed the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it became apparent that the carrying value of the property exceeded its estimated net recoverable amount based on the foregoing criteria, an impairment provision was made for the other than temporary decline in value.

Where the Company's exploration commitments for an area of interest were performed under option agreements with a third party, the proceeds of any option payments under such agreements were applied to the area of interest to the extent of costs incurred. The excess, if any, was credited to operations. Option payments made by the Company were recorded as mineral property costs.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

2 . Summary of Significant Accounting Policies (continued)

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% - 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements were renounced to investors in accordance with income tax legislation. Future income tax liability was increased and capital stock was reduced by the estimated tax benefits transferred to shareholders.

Joint Interests

Certain of the Company's exploration and development activities were conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities. Although the Company held its pre-sale interest in the Bahuerachi mineral property, Mexico, pursuant to a joint venture agreement, none of its operations were carried on through a joint venture entity.

Marketable Securities

Marketable securities consist of portfolio investments carried at the lesser of cost and market value. They are classified as a current asset as they are capable of reasonably prompt liquidation.

Investments

Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost, less provision for declines in value that are considered to be other than temporary.

Foreign Currency

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period.

Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

Reclamation costs When it was determined that future reclamation costs, including site restoration costs, were likely, and the amounts could be reasonably estimated, the costs thereof were accrued.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the year ended September 30, 2003, this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations. (Note 11)

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

2 . Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options to purchase 600,000 common shares at $0.11 per share to June 4, 2007 were granted during the year ended September 30, 2003. The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during the period, using a risk-free interest rate of 3.2%, volatility of 319%, nil dividend yield and four year expected life.

3.	Demand Notes Receivable	2004	2003

Due from Tyler Resources Inc., bearing interest at 10% per annum		$-	$13,580
Due from Tyler Resources Inc., bearing interest at 12% per annum		-	11,411

		$-	$24,991

Tyler Resources Inc. is related by virtue of certain common officers and directors and the Company holds a significant investment in the Corporation.

During the year ended September 30, 2004, the notes, together with accrued interest thereon, were repaid.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

4. Investments

	September 30, 2004		September 30, 2003
	Fair Value	Carrying	Fair Value	Carrying
Portfolio investments:		Amount		Amount
Golden Band Resources Inc.
(12,361,266 common shares, 2003 - 11,569,202)	$2,472,000	$1,400,921	$2,430,000	$1,048,292
Aloak Corp.
(4,200,000 common shares, 2003 - 5,300,000)	42,000	21,000	79,000	26,482
Tyler Resources Inc.
(880,952 common shares)	-	-	44,000	44,000
Jolu Development Corp.
(350,000 common shares)	-	-	245,000	245,000

	2,514,000	1,421,921	2,798,000	1,363,744
Equity-accounted investments:
Tyler Resources Inc.
(14,216,952 common shares)	4,123,000	1,149,353	-	-
Manson Creek Resources Ltd.
(5,899,048 common shares, 2003 - 4,899,048)	708,000	293,773	294,000	233,683
Northern Abitibi Mining Corp.
(7,995,426 common shares, 2003 - 7,995,426)	280,000	1	799,000	799,000

	$7,625,000	$2,865,048	$3,891,000	$2,396,457

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold. The investments in Manson Creek, Northern Abitibi and Tyler represent 36%, 29% and 21% of the total issued and outstanding shares of the respective companies.

Effective September 30, 2004, all of the 350,000 common shares in Jolu Development Corp., (JDC), were exchanged for 1,166,667 common shares of Golden Band Resources Inc., (Golden Band), pursuant to the JDC Shareholders' Agreement.

Subsequent to year-end the Company sold 779,500 common shares of Golden Band for net proceeds of $208,514 and exercised 592,202 warrants at $0.20 per share for a total cost of $118,440.

5. Reclamation Deposit

The reclamation deposit at September 30, 2003 pertained to outstanding Komis mine issues primarily relating to the road leading to the mine. The reclamation was substantially completed in the year ended September 30, 2004 and the Company is negotiating for partial or full release of the deposit.

6.  Mineral Properties

                                                                                                                                                                          2004                                      2003

Mineral Claims
Balance, beginning of year	$172,299	$139,426
Dispositions	(169,066)	-
Write-offs	(3,233)	-
Costs incurred	-	32,873

Balance, end of year	$-	$172,299

Exploration and Development Expenditures
Balance, beginning of year	$627,701	$828,637
Dispositions	(630,934)	-
Costs incurred	11,581	99,818
Abandonments and write-downs	(8,348)	(300,754)

Balance end of year	$-	$627,701

Total	$-	$800,000

		8

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

6. Mineral Properties (continued)

The mineral property carried on the books at September 30, 2003 was the Company's approximate 40% interest in the Bahuerachi, Mexico property that was sold during the year ended September 30, 2004 to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors. Tyler issued 13,336,000 shares at an agreed price of $0.06 per share in payment of the purchase price. The share price was negotiated and agreed to by independent committees of the board of directors of both companies. The Bahuerachi property was written-down to $800,000 at September 30, 2003 to reflect the value assigned to the property pursuant to the terms of the above-noted sale, a value that was within the range assigned to the property by an independent valuator. The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

7.  Convertible Debentures

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000. Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures. The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company. The debentures are convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 18, 2004 and $0.11 per unit during the year ended December 17, 2005. The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise. The debentures are redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

	2004	2003

Principal amount	$550,000	$550,000
Less equity component	(72,000)	(72,000)

	478,000	478,000
Add accreted interest	39,375	13,275

Liability component	$517,375	$491,275

The debentures have been segregated into the respective fair values of their debt and equity components on the date of issuance. Over the term of the debentures, the debt components are accreted to the face value of the debentures by recording additional interest expense.

8. Waddy Lake Liability Settlement

A Statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,("Waddy Lake"), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, 2006 and 2007. This will be the Company's only claim to the assets of Waddy Lake. The Company will not have the right to any income earned through Waddy Lake. The acquiring company will make all operating decisions regarding future business conducted through Waddy Lake and will appoint a majority of the board members. As a result, effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. The Company will record its future $200,000 installment proceeds on an "as received" basis as a result of uncertainty regarding collection.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

9.	Capital Stock Options and Warrants

i) Stock Options

	Number of	Shares	Price

Expiry Date	2004	2003

November 9, 2004	475,000	475,000	$0.25
June 4, 2007	1,975,000	1,975,000	$0.11

	2,450,000	2,450,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date. Subsequent to year end 475,000 options exercisable at $0.25 per share expired without exercise.

ii) Stock Option Transactions

	Number	Weighted +-average
	of Options	Exercise Price

As at September 30, 2002	2,585,800	$0.21
Expired	(735,800)	$0.35
Granted	600,000	$0.11

As at September 30, 2003
and September 30, 2004	2,450,000	$0.14

iii) Warrants

At September 30, 2004 and September 30, 2003, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

10. Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. ("JDC"), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. ("Golden Band"). In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total. The mill had previously been written-off in the Company's books and the equipment had a net book value of $8,400. The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000. In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company's books, and $329,000 of the reclamation deposit was transferred to JDC.

During the year ended September 30, 2004, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company's shares in JDC in exchange for 1,166,667 common shares of Golden Band and the exchange was completed.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

11. Earnings per share

The following adjustments were made in arriving at diluted earnings per share for the year ended September 30, 2004.

2004

Net earnings available to common shareholders	$870,364
Interest expense on convertible debentures assumed
converted, (net of tax)	21,780

Net earnings adjusted for diluted computation	$892,144

Weighted average number of common shares	28,154,081
Assumed convertible debenture conversion	5,500,000
Warrants	500,000

Average number of diluted common shares	34,154,081

As there was a net loss during the year ended September 30, 2003, the calculation was anti-dilutive during the comparative period.

The dilutive effect of stock options and warrants was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company's common shares for the period. Excluded from the calculation of diluted earnings per share were the warrants exercisable at $0.65 per share and the options exercisable at $0.11 and $0.25 per share as the exercise prices were equal to or greater than the average trading price of the Company's common shares for the year ended September 30, 2004.

12. Related Party Transactions and Commitment

During the year a company, related by virtue of certain common officers and directors, charged $22,000, (2003 - $21,000), for the Company's share of office base rent and operating costs and $3,000 for miscellaneous expenses. Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs for the following years are $12,150 in each of 2005 and 2006 and $3,050 in 2007, the final year of the lease. The Company will also be required to pay its share of lease operating costs in each of these years, which in 2004 aggregated $10,000.

During the year companies, in which an officer or director is a controlling shareholder, charged the Company $25,000, (2003 - $34,000), for administrative services. The services were recorded at the exchange amount being that established and agreed to by the two parties.

The amounts due from related parties at year-end pertained to administrative billings to companies related by virtue of certain common officers and directors. The administrative billings to related parties for the year aggregated $80,000, (2003 - $62,000).

The amount due to a related party at September 30, 2003 pertained to exploration costs billed by a company related by virtue of certain common officers and directors. The related company was the operator of the Bahuerachi joint venture and charged the Company for its share of third party exploration billings, in addition to an overhead fee of 10% thereon. The 10% administrative fee is a standard rate in non-related joint venture arrangements. The exploration billings for the year ended September 30, 2004 aggregated $10,500, (2003 -$121,000), and a 10% overhead fee of $1,050 was billed, (2003 - $12,000). See also notes 3, 6 and 7.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

13. Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2004	2003
Computed expected income taxes (recovery) at
a combined Provincial and Federal rate of 34%
(2003 - 38%)	$296,000	$(306,000)
Effect on income taxes resulting from:
Non-recognition of losses and future tax
benefits for financial statement purposes	-	306,000
Application of previously unrecognized losses
and future tax benefits	(296,000)	-

Total income tax expense	$-	$-

As at September 30, 2003, the significant components of the Company's future income tax asset were as follows:

at 34%_

Losses carried forward                                                                                 $  569,000

Tax values in excess of

   Mineral properties and capital assets                                                             581,000

   Investments                                                                                                 1,510,000

Future income tax asset                                                                                  2,660,000

Valuation allowance                                                                                        (2,660,000)

Future income tax asset                                                                              $          -

b)    The Company has accumulated non-capital losses for income tax purposes of approximately $1,673,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$134,000
2007	764,000
2008	43,000
2011	732,000

$1,673,000

c)    At September 30, 2004, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	Amount	Rate

Canadian exploration expense	$579,000	100%
Foreign exploration and
development expense	1,032,000	10%
Undepreciated capital cost	96,000	20-30%

	$1,707,000

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2004

14. Segmented Information

a) Identifiable assets by significant geographic segment are as follows:

	2004	2003

Canada	$3,218,828	$2,787,293
Mexico	-	800,000

	$3,218,828	$3,587,293

b) Segmented loss before income taxes by significant geographic segment is as follows:

2003 - With the exception of Mexican mineral property write-downs of $300,754, the loss before income taxes for the year ended September 30, 2003 was attributable to Canadian operations.

2004 - With the exception of Mexican mineral property write-downs of $11,580, the loss before income taxes for the year ended September 30, 2004 was wholly attributable to Canadian operations.

Corporate Information

Head Office:	Legal Counsel:

Suite 500, 926-5th Avenue S.W.	TingleMerrett LLP
Calgary, Alberta, T2P 0N7	1250 Standard Life Building
Ph: 403-233-7898	639-5th Avenue S.W.
Fax: 403-266-2606	Calgary, Alberta, T2P 0M9

Directors:	Bank:

James Devonshire	HSBC Bank of Canada
Gregory Smith	333-5th Avenue S.W.
Calvin Fairburn	Calgary, Alberta, T2P 3B6
Robert Ingram
Kerry Brown
Edward (Roger) Fry

Officers:	Auditors:

James Devonshire, President	PricewaterhouseCoopers LLP
Gregory Smith, Chief Financial Officer	Suite 3100, 111-5th Avenue SW
Barbara O'Neill, Secretary	Calgary, Alberta, T2P 5L3

Audit Committee:	Listed:

Robert Ingram	OTCBB (www.otcbb.com)
Edward Fry	CNQ (www.cnq.ca)
Calvin Fairburn

Transfer Agent & Registrar:	Symbol:

Computershare Trust Company of Canada	CDGEF
600, 530-8th Avenue S.W.	CDGI
Calgary, Alberta
T2P 3S8

Website:

www.cdginvestments.ca

Email:

inquiries@cdginvestments.ca